EXHIBIT 99.1

POET and Luxshare Tech Expand Product Offerings for Artificial Intelligence Networks

TORONTO, Aug. 01, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, today announced that it has expanded its partnership with Luxshare Technology Co. Ltd. (“Luxshare Tech”) to provide more optical module products targeted at AI network equipment and AI service providers. Luxshare Tech is a global leader in providing technology for data-communication facilities and enterprise-level products for some of the largest companies in the world.

Luxshare Tech and POET agreed to produce additional types of optical transceiver modules following the successful completion of the testing of 800G 2xFR4 OSFP modules using POET’s receive optical engines. These modules showed exceptional performance, which prompted Luxshare Tech and POET to adopt a broader range of POET’s optical engines into the Luxshare offerings.

The additional products will include POET’s transmit and receive optical engines for Luxshare’s 400G and 800G pluggable transceivers for single mode fiber applications. These state-of-the-art transceivers will combine POET’s industry-leading 100G/lane and 200G/lane optical engines with Luxshare Tech's advanced optical module designs. The optical modules will be manufactured and sold globally by Luxshare Tech.

“Luxshare Tech is committed to providing our current and prospective customers with high-performance, low-cost transceivers and modules that deliver the power savings that are coveted by AI developers, data center hyperscalers, and the computing industry,” said Mike Gao, general manager of Luxshare Tech’s Opto-electronic business unit. “POET’s interposer-based optical engines have surpassed our expectations, and we anticipate that this partnership will continue to impress our customers. The solutions we are working on will deliver faster and more energy-efficient data communications within the next year.”

Selected POET optical engines will be integrated into existing Luxshare Tech products that are already on the market. Along with the 800G 2xFR4 OSFP module, Luxshare Tech is developing a series of DSP-based and linear pluggable optics products for 400G and 800G speeds using POET's optical engines. These multiple projects will generate complete solutions that include transmit and receiver engines that are built on the POET Optical Interposer™ platform technology.

“We are delighted to deepen this partnership with Luxshare Tech to bring to market products that are hotly demanded by AI and datacom customers,” POET Chairman and CEO Dr. Suresh Venkatesan said. “To have one of the largest companies in our industry acknowledge the value that POET brings to their supply chain is validation of the commercial appeal of our products. POET has never been in a better position to see our disruptive platform technology deployed broadly in the marketplace.”

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

About Luxshare Technology Co., Ltd.
Luxshare Technology Co., Ltd. (“LuxshareTech”) is a global designer and manufacturer of cable, connector, module assembly and sub-system solutions for consumer, automotive, cloud, and enterprise applications. Dedicated to flexible design, agile manufacturing, and collaborative partnerships, LuxshareTech works with technology leaders to create innovative solutions that transform industries. LuxshareTech is a subsidiary of Luxshare Precision Industry Co., Ltd. (002475.SZ), which was founded in 2004 and is based in Dongguan, China. Learn more at http://en.luxshare-tech.com

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products, including the successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the size of the market for its products, the capability of its joint venture to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Company’s product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the artificial intelligence and other markets. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.SEDAR.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

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